

October 10, 2012

<u>Via E-Mail</u>

Jason R. Lehner, Esq.
Shearman & Sterling LLP
199 Bay Street
Suite 4405
Toronto, Canada M5L 1E8

> **Re: Petaquilla Minerals Ltd.**
> **Schedule 14D-1F filed September 28, 2012 by Inmet Mining Corp.**
> **SEC File No. 005-50390**

Dear Mr. Lehner:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-1F</u>

<u>I. Eligibility Requirements</u>

1.   Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Petaquilla Minerals. See Instruction 3 to I.A. of Schedule 14D-1F.

<u>III. Compliance with the Exchange Act</u>

2.   Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Jason R. Lehner, Esq.
Shearman & Sterling LLP
October 10, 2012
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

             Sincerely,

             /s/ Daniel F. Duchovny
             Daniel F. Duchovny
             Special Counsel
             Office of Mergers and Acquisitions